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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)


                            SPECIALTY CATALOG CORP.
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                               (Name of Issuer)


                                 COMMON STOCK
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                        (Title of Class of Securities)


                                  84748Q 10 3
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                                (CUSIP Number)


                               Eric Eisenstadt
                              Kane Kessler, P.C.
                         1350 Avenue of the Americas
                           New York, New York 10019
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                April 29, 1997
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

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CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Central Investments Limited


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /

3.   SEC Use Only


4.   Source of Funds
     WC

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
     British Virgin Islands


                         7.   Sole Voting Power
                              733,966

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 0

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              733,966

     With
                         10.  Shared Dispositive Power
                              0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     733,966


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
     15.6%


14.  Type of Reporting Person
     CO

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CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Marion Naggar's Children Settlement Trust


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /

3.   SEC Use Only


4.   Source of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
     Formed under laws of England and Wales


                         7.   Sole Voting Power
                              733,966

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 0

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              733,966

     With
                         10.  Shared Dispositive Power
                              0


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     733,966


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
     15.6%


14.  Type of Reporting Person
     OO

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CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Rheinhold Vohlwend


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /

3.   SEC Use Only


4.   Source of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
     Liechtenstein


                         7.   Sole Voting Power
                              0

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 733,966

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              0

     With
                         10.  Shared Dispositive Power
                              733,966


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
     15.6%


14.  Type of Reporting Person
     OO

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CUSIP No.                        SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
     Victor Pech


2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) / /

3.   SEC Use Only


4.   Source of Funds
     OO

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization
     Liechtenstein


                         7.   Sole Voting Power
                              0

Number of Shares
                         8.   Shared Voting Power
 Beneficially                 733,966

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person              0

     With
                         10.  Shared Dispositive Power
                              733,966


11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     0


12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11
     15.6%


14.  Type of Reporting Person
     OO

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Item 1

         This Schedule 13D relates to the common stock ("Common Stock") of Specialty Catalog Corp. (the "Company"). The principal executive offices of the Company are 21 Bristol Drive, South Easton, MA 02375.

Item 2

         Central Investments Limited ("Central") is a British Virgin Islands limited liability company having its registered offices at Unit 18, Mill Mall, Wickhams Cay, Road Town, Tortola, British Virgin Islands. The sole shareholder of Central is a grantor trust governed by the laws of England which was formed for the benefit of Marion Naggar's children (the "Trust"). Marion Naggar is the wife of Guy Naggar. Mr. Naggar is a director and shareholder of the Company. Mr. Naggar is neither a beneficiary or trustee of the Trust and has no investment power or control over the activities of the Trust. Mr. Naggar disclaims any beneficial ownership of the shares of the Company's Common Stock held by Central (the "Securities").

         The Trust is managed by two trustees, Victor Pech and Rheinhold Vohlwend each of whom has shared power over the activities of the Trust. The trustees have no direct voting or dispositive power the Securities, but the trustees in their capacity as shareholders of Central can appoint the directors of Central and accordingly may be deemed to be the beneficial owner of the Securities. Messrs Pech and Vohlwend serve as trustees in a fiduciary capacity and disclaim any beneficial ownership of the Securities.

         In the past five years neither Central, any of Central's officers or directors, the Trust nor the Trustees have:

                  (i)  been convicted in a criminal proceeding; and

                  (ii) been a party to a civil or administrative proceeding and as a result of this proceeding become subject to Federal or State securities laws or finding any violation with respect to such laws.

Item 3

         The present transaction does not involve a purchase of the Company's Common Stock. Central was a shareholder of Viking Holdings Limited ("Viking"), a British Virgin Islands corporation. Viking beneficially owned 1,483,553 shares of the Company's Common

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Stock. The Board of Directors and shareholders of Viking voted to dissolve
Viking and adopted a plan of liquidation, pursuant to which the Company's Common Stock was distributed pro rata among the Viking shareholders. Central received

733,966 shares of the Company's Common Stock as part of its distributive share.

Item 4

         The purpose of the acquisition of the Common Stock by Central (and to the extent beneficial ownership is so attributed, to the Trust and to trustees) is for investment. Central or the Trust may make further purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by it at any time, subject to compliance with applicable law. Neither Central nor the Trust have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Central and the Trust may, from time to time, review or reconsider its position with respect to the Company and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.

Item 5

         (a) Although Central is the holder of record of Securities, both the Trust and the trustees may be deemed to also beneficially own the same shares. Central, the Trust and the trustees each beneficially owns 733,966 shares (15.6%) of the Company's Common Stock based on 4,701,666 shares of Common Stock outstanding as disclosed by the Company in its Form 10-K for the year ended December 31, 1996 as filed with the Securities and Exchange Commission.

         (b) Central and the Trust each has sole voting and dispositive power over 733,966 shares of the Company's Common Stock. The trustees have shared voting and dispositive powers over 733,966 shares of the Company's Common Stock.

         (c)      None.

         (d)      None.

         (e)      Not applicable.

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Item 6

         The Trust was created by a Settlement Agreement between Marion Naggar, the wife of Mr. Naggar and the original trustees dated March 28, 1969 (the "Settlement") as modified by a subsequent Deed of Appointment dated February 20, 1989. Pursuant to the Agreement the trustees have full investment power, including dispositive power over the assets of the trust. The trustees presently, as sole shareholders of Central, have the right to appoint the directors of Central and accordingly have the ability to influence the voting and disposition of the Securities.


Item 7

         Attached hereto as Exhibit 2 is the Settlement.

         Attached hereto as Exhibit 1 is the Agreement and the Deed of Appointment.



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